UNITED STATES

SECURITIES UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

3DICON CORPORATION

(Exact name of registrant as specified in its charter)

Commission File No.: 000-54697

OKLAHOMA	73-1479206
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

July 21, 2016

6804 South Canton Avenue, Suite 150

Tulsa, OK 74136

(Address of Principal Executive Offices)

(918) 494-0505

(Registrant's Telephone Number)

With copies to:

Gregory Sichenzia, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 10006

(212) 930-9700

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

3DICON CORPORATION

6804 South Canton Avenue, Suite 150

Tulsa, OK 74136

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about July 22, 2016 to holders of record as of July 14, 2016 (the “Record Date”), of common stock, par value $0.0002, of 3DIcon Corporation (the “Company,” “we,” or “us”). The Company has entered into a Share Exchange Agreement (the “Agreement”), dated as of May 31, 2016, with Coretec Industries LLC, a North Dakota limited liability company (“Coretec”), and the members of the Company (each a “Member” and collectively the “Members”). Pursuant to the Agreement, Coretec will become a wholly-owned subsidiary of the Company (the “Share Exchange”).

Coretec was organized under the laws of the State of North Dakota on June 2, 2015 to create technology based solutions (products and services) that address energy-related market needs globally.

Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors and executive officers upon the closing of the Agreement. Additional information about the Share Exchange is contained in Annual Report on Form 10-K, which was filed with the United States Securities and Commission on March 30, 2016. All of the Company’s filings and exhibits may be inspected without charge at the public reference section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports and other information regarding public companies that file reports with the Commission. Copies of the Company's filings may be obtained free of charge from the Commission's website at http://www.sec.gov.

Our common stock trades on the OTC PINK under the symbol of “TDCP.”

CHANGE IN CONTROL

Upon the closing of the Share Exchange, 100% of the membership interest of Coretec will be exchanged for Four Million Four Hundred Eleven Thousand Seven Hundred Ten (4,411,710) shares of our Series B Convertible Preferred Stock, par value $0.0002 per share (“Series B Preferred”).

After the closing of the Share Exchange, considering any preferred stock on an “as converted” basis, approximately 65% of the Company’s issued and outstanding common stock will be owned by the Coretec Members. The remaining 35% will be held by the Company’s current stockholders.

MANAGEMENT OF 3DICON CORPORATION FOLLOWING THE MERGER

The following table sets forth information regarding 3DIcon Corporation’s executive officers and directors as of the date of this information statement and three director nominees that will be elected directors effective upon completion of Merger and the executive officers after the Merger.

Name	Current Position with 3DIcon	Position with 3DIcon After the Share Exchange
Victor Keen	Chief Executive Officer, Director	Chief Executive Officer, Director
Ronald Robinson	Chief Financial Officer	Chief Financial Officer
Ron Dombrowski	none	Director
Simon Calton	none	Director
Dennis Anderson	none	Director

Ron Dombrowski – Director

Mr. Dombrowski is a graduate of the Southern Illinois University with degrees in Electrical Engineering and Management. Mr. Dombrowski has also attended executive education programs at University of Phoenix and the Marquette University. Mr. Dombrowski has over 25 years of global sales and operations experience, growing and scaling both startups and Fortune 500 technology companies. Since August 2015, Mr. Dombrowski served as a member of Coretec’s Board of Directors. Between April 2015 and November 2015, he was Director of Sales and Marketing at Lifting Solutions Automation Inc., which acquired CCW Energy Systems Inc., a company Mr. Dombrowski served as VP of Sales and Marketing from August 2010 to April 2015. We believe that Mr. Dombrowski is qualified to serve on our board of directors because of his background in sales and operations experience.

Simon Calton - Director

With over 12 years’ experience in financing and company structuring, Simon Calton utilizes his experience to find the opportunities in different sectors. His ethos is to carry out extensive Due Diligence, define particular security, structure multiple exit strategies and find the niche in a project to move that project from undesirable to investible. Simon Calton has structured a number of Alternative Investment Products geared around Construction and Development in the US and UK since 2008. The Sky Watch Group is the first in North Dakota with the goal of building more hotels across the US using the investor model. In 2007, Mr. Calton co-founded Carlton James Private and Commercial. Carlton James Private & Commercial started out as a project investment and global financing firm which helps to fund projects around the globe. In 2012 Mr. Calton Simon co-founded the Carlton North Dakota Ltd, which specializes in funding specific projects and developments in throughout the United States. We believe Mr. Calton is qualified to serve on our board of directors because of his extensive business and management experience.

Dennis Anderson – Director

Mr. Anderson is a serial entrepreneur with over 23 years of experience and expertise in creating, funding, and/or managing technology-based startups and emerging companies primarily focused on research, development, and commercialization of new biotechnology and biopharmaceutical products for human and veterinary markets. While in the private sector, Mr. Anderson was involved in the creation and growth of six high technology startup companies and raised, in aggregate, more than $400 million in capital for these companies. Mr. Anderson subsequently spent 11 years in the office of research, creative activities, and technology transfer at North Dakota State University (most recently as an associate vice president) creating, procuring funding, and managing various high technology research centers and programs, especially those funded by both federal and state governmental agencies as well as small and large private sector partners. Mr. Anderson has expertise in intellectual property creation, procurement, development, technology transfer (including licensing), and commercialization of various technologies and associated IP in both private sector and academic settings. Mr. Anderson graduated with a B.Sc. (microbiology) from North Dakota State University and M.Sc. (virology) from Kansas State University. Mr. Anderson is a founding member of ChymaTek Energy Solutions, LLC which holds equity interests in Coretec. We believe that Mr. Anderson is qualified to serve on our board of directors because of his biotechnology and biopharmaceutical knowledge and experience.

MANAGEMENT OWNERSHIP AFTER THE MERGER

The following table sets forth the beneficial ownership of the Company’s capital stock by our affiliates, assuming the completion of the transactions contemplated by the Share Exchange.

	Number of Shares Beneficially		Percentage
Name of Beneficial Owner	Owned	Class of Stock	Outstanding
Victor F. Keen	2,880,115,686	Common	22.19%

Ronald Robinson	164,388,120	Common	1.27%

Dennis Anderson	2,786,523,696	Common	21.58%

Simon Calton	2,132,113,698	Common	16.51%

Ronald Dombrowski	1,541,032,218	Common	11.93%

All directors and executive officers as a group (4 persons)	9,504,173,418	Common	73.23%

Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of July 14, 2016, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The aforementioned voting power percentage was based on 12,913,470,004 shares of TDCP common stock projected to be issued and outstanding after the consummation of transactions contemplated by the Share Exchange and upon conversion of all Series B Preferred shares to be outstanding after the Share Exchange into 11,524525,548 shares of TDCP common stock and after the capitalization of the Company allows for such issuances.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and those individuals who will be appointed as executive officers and directors following the consummation of the Merger. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Coretec prior to the date the new directors take office.

Each member of our Board of Directors (the “Board”) shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Set forth below is certain information regarding the current directors and executive officers of the Company. There are no agreements with respect to the election of these directors.

Name	Age	Position
Victor F. Keen	74	Chief Executive Officer and Director
Ronald Robinson	70	Chief Financial Officer
John O'Connor	61	Chairman of the Board
Martin Keating	74	Director

Victor F. Keen - Chief Executive Officer and Director

Victor F. Keen, the largest shareholder of 3DIcon, joined the board in November 2007 and became CEO November 1, 2013. Mr. Keen is a graduate of Harvard Law School and Trinity College. Until recently he was the chair of the Tax Practice Group at the international law firm, Duane Morris, LLP. Mr. Keen has become Of Counsel to the firm and devotes the majority of his time to his board memberships as well as real estate investments in New York City. For more than ten years Mr. Keen has served on the board of Research Frontiers (NASDAQ: REFR), a developer of “Smart Glass” through licensees around the world. For the past five years he has also served as the head of the Compensation Committee for Research Frontiers. Recently, Mr. Keen assumed the position of Board Observer for Egenix, Inc., a bioresearch firm focused on developing treatments for several specific cancers. Mr. Keen has been an active investor in a number of companies, both start up and later stage, including: Lending Tree, acquired by IAC Interactive Corp. (NASDAQ: IACI), a company controlled by Barry Diller; Circle Lending, Inc., now part of Richard Branson’s Virgin empire; and Rollover Systems, Inc., a privately held company involved in the matching of individual IRA/pension accounts with appropriate managers.

Ronald Robinson - Chief Financial Officer

Ronald Robinson was appointed Chief Financial Officer on January 28, 2013. He was a partner in three large local CPA firms spanning the last forty years, the latest of which was Sutton Robinson Freeman & Co., PC, from 1999 through 2010, of which he was the managing partner and performed SEC/PCOAB audits for several clients, including 3DIcon Corporation. He has been an SEC compliance and accounting consultant for 3DIcon Corporation since 2010. He is licensed to practice by the Oklahoma Board of Accountancy and is a member of the American Institute of Certified Public Accountants and the Oklahoma Society of Certified Public Accountants. Mr. Robinson, CPA is a graduate of East Central University Ada, Oklahoma with a BS in Accounting.

John O' Connor - Chairman of the Board of Directors

John O'Connor has been a director of the Company since October 2006. Mr. O’Connor is Chairman of the Board of the Tulsa law firm of Newton, O'Connor, Turner & Ketchum. He has practiced law in Tulsa since 1981, concentrating in the areas of corporate and commercial law. Mr. O’Connor has served two terms on the board of the Oklahoma Bar Association-Young Lawyers Division, and he has served on several committees of the Tulsa County Bar Association. He is a former member of the Oklahoma Academy of Mediators and Arbitrators, and has served as a Barrister in The Council Oak American Inn of Court.

Mr. O'Connor is a regular presenter at continuing legal education seminars sponsored by the Oklahoma Bar Association and the University Of Tulsa College Of Law. Mr. O'Connor is a member of the American Bar Association, the Oklahoma Bar Association, and the Tulsa County Bar Association. He is admitted to practice before the U.S. District Court of the Northern District of Oklahoma and state courts in Oklahoma and the U.S. Tax Court. He is a member of the Cherokee Nation Bar Association. Mr. O’Connor received his law degree from the University Of Tulsa College Of Law and his BA in political science from Oklahoma State University. He studied international law at the Friedreich Wilhelm RheinischeUniverstat in Bonn, Germany.

Martin Keating - Director

Martin Keating was Chief Executive Officer until August 8, 2011 and has been a director of the Company since 1998. As the founder, chairman, and CEO of 3DIcon Corporation, Mr. Keating has applied his vision and efforts to the creation and development of breakthrough 3D technology. Prior to founding the company, Mr. Keating structured and managed numerous investment vehicles including the capitalization and NASDAQ listing of CIS Technologies, where he served as general counsel. He also completed financing of the Academy Award-winning motion picture, “The Buddy Holly Story”. Mr. Keating has been a guest lecturer at several colleges and universities across the country. He has been featured on national television and radio programs including CNN, CNBC, HARD COPY, etc. In 1996, Mr. Keating published “The Final Jihad," a terrorist suspense novel which was excerpted four times by King Features Syndicate for more than 1,500 newspapers. Mr. Keating is an attorney licensed to practice law in Oklahoma and Texas.

Director Independence

Of the members of the Company’s Board of Directors, none of the members are considered to be independent under the listing standards of the Rules of NASDAQ set forth in the NASDAQ Manual.

Board of Directors Committees

Audit Committee

On February 25, 2008, the Board of Directors created an Audit Committee, which is now comprised of Mr. Victor Keen.

Compensation Committee

On February 25, 2008, the Board of Directors created a Compensation Committee, which is now comprised of Mr. Victor Keen.

Nomination and Corporate Governance Committee

On February 25, 2008, the Board of Directors created Nominations and Corporate Governance Committee, which is now comprised of Mr. Victor Keen.

Communications with Directors

Shareholders may communicate with our Board by directing their communication in care of the Secretary of the Company, at the address set forth on the front page of this Information Statement. You will receive a written acknowledgement from the Company upon receipt of your communication.

Legal Proceedings Involving Directors and Executive Officers

We are not a party to any pending legal proceeding, nor is our property the subject of a pending legal proceeding, that is not in the ordinary course of business or otherwise material to the financial condition of our business. None of our directors, officers or affiliates is involved in a proceeding adverse to our business or has a material interest adverse to our business.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

As of July 14, 2016, we had 1,481,754,533 shares of common stock issued and outstanding, which is the only class of voting securities that would be entitled to vote for directors at a stockholders’ meeting if one were to be held. Each share of common stock is entitled to one vote.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by the SEC to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of copies of reports furnished to us, or written representations that no reports were required, we believe that during the year ended December 31, 2015, our executive officers, directors and 10% holders complied with all filing requirements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, there were approximately 1,481,754,533 shares of our common stock outstanding. The following table sets forth certain information regarding our common stock, beneficially owned as of December 31, 2015, by each person known to us to beneficially own more than 5% of our common stock, each executive officer and director, and all directors and executive officers as a group. We calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of that date. Shares issuable upon exercise of options, warrants or other securities that are exercisable, exchangeable or convertible within 60 days after the Record Date are included as beneficially owned by the holder. Beneficial ownership generally includes voting and dispositive power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole dispositive power with respect to all shares beneficially owned.

	Number of Shares Beneficially		Percentage
Name of Beneficial Owner (1)	Owned (7)	Class of Stock	Outstanding (2)(7)
Victor F. Keen, CEO, Director(3)(7)	67,848,690	Common	4.72%

Ronald Robinson , CFO(4)(7)	222,426	Common	*	%

Martin Keating , Director(5)(7)	2,635,524	Common	*	%

John O'Connor, Director (6)(7)	2,968,888	Common	*	%

All directors and executive officers as a group (4 persons)	73,675,528	Common	5.12%

*	Less than 1%

(1)	Unless otherwise indicated, the address of each beneficial owner listed below is c/o 3DIcon Corporation, 6804 South Canton Avenue, Suite 150, Tulsa, Oklahoma 74136.
(2)	Applicable percentage ownership is based on 1,370,953,255 shares of common stock outstanding as of December 31, 2015. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Options to acquire shares of common stock that are currently exercisable or exercisable within 60 days of March 30, 2016 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage.
(3)	Represents 3,020,152 shares owned by Mr. Keen and (i) 11,078,538 shares of common stock issuable upon exercise of vested options to purchase 11,078,538 shares of common stock at a weighted average of $0.09 per share; (ii) 1,500,000 shares of common stock issuable upon conversion of a $15,000 Convertible Note; (iii) 19,000,000 shares of common stock issuable upon conversion of a 265,000 shares of Series A convertible Preferred stock; (iv) 20,000,000 common stock issuable upon conversion of a $60,000 convertible Note assuming a $0.003 conversion price; (v) 13,250,000 shares of common stock issuable upon exercise of warrants to purchase shares of common stock. Victor Keen is our Chief Executive Officer and Director. Does not include the 1,193,582 shares of Series B Preferred held by Mr. Keen or the Common Stock into which the Series B Preferred are convertible.
(4)	Represents 178,366 shares owned by Mr. Robinson, 999 shares in Mr. Robinson’s IRA, and 43,061 shares owned by Robinson, Freeman, PC, a corporation of which Mr. Robinson owns a 50% interest. Ronald Robinson is our Chief Financial Officer. Does not include the 85,771 shares of Series B Preferred held by Mr. Robinson or the Common Stock into which the Series B Preferred are convertible.
(5)	Represents (i) 1,942,499 shares of common stock owned by Mr. Keating, (ii) 286,453 options and (iii) 406,572 shares of common stock owned by Mr. Keating's wife, Judy Keating. Does not include the 19,266 shares of Series B Preferred held by Mr. Keating or the Common Stock into which the Series B Preferred are convertible.
(6)	Represents (i) 3,143 shares of common stock owned by Mr. O'Connor and (ii) 2,857 shares of common stock owned by the John M. and Lucia D. O'Connor Revocable Living Trust over which Mr. O'Connor has voting and investment control and, (iii) 619,205 shares owned by Newton O’Connor & Ketchum (“NOTK”), a corporation of which Mr. O’Conner is partial owner; (iv) 1,144,710 shares of common stock issuable upon conversion of a $29,007 Convertible Note owned by NOTK; and (v) 1,198,973 options and warrants owned by Mr. O'Connor or NOTK. Does not include the 50,149 shares of Series B Preferred held by NOTK or the Common Stock into which the Series B Preferred are convertible.
(7)	None of the beneficially owned shares or percentages of the outstanding include shares of Common Stock into which the respective holdings of Series B Preferred could be converted. Due to the lack of authorized and unreserved shares of Common Stock, the Company is currently unable to issue shares of Common Stock, even if the holders of Series B Preferred stock were to request conversion. However, if the Company had enough authorized shares, each share of Series B Preferred owned by the respective officer or director would be convertible into 1,914 shares of Common Stock.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth, for the last two fiscal years, the compensation earned by each of our principal executive officer and principal financial officers during the last fiscal year (“named executive officers”). No other executive officer had annual compensation in excess of $100,000 during the last fiscal year.

SUMMARY COMPENSATION TABLE

The following information is furnished for the years ended December 31, 2015, 2014 and 2013 for our principal executive officer and the two most highly compensated officers other than our principal executive officer who was serving as such at the end of our last completed fiscal year:

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Victor Keen	2015	$150,000	$-	$-	$-	$-	$-	$-	$150,000
CEO*	2014	$150,000	$-	$-	$-	$-	$-	$-	$150,000
	2013	$-	$-	$-	$-	$-	$-	$-	$-

Mark Willner	2015	$-	$-	$-	$-	$-	$-	$-	$-
Former CEO **	2014	$162,000	$-	$-	$-	$-	$-	$-	$162,000
	2013	$173,000	$-	$-	$75,360	$-	$-	$-	$248,300

Ronald Robinson	2015	$72,000	$-	$-	$-	$-	$-	$-	$72,000
CFO ****	2014	$72,000	$-	$-	$-	$-	$-	$-	$72,000
	2013	$66,000	$-	$-	$-	$-	$-	$-	$66,000

Chris Dunstan	2015	$-	$-	$-	$-	$-	$-	$-	$-
Former CFO ***	2014	$-	$-	$-	$-	$-	$-	$-	$-
	2013	$5,000	$-	$-	$-	$-	$-	$-	$5,000

Martin Keating	2015	$-	$-	$-	$-	$-	$-	$-	$-
Director &	2014	$-	$5,000	$-	$-	$-	$-	$-	$5,000
Former CEO	2013	$-	$-	$-	$-	$-	$-	$-	$-

Hakki Refai	2015	$36,000	$-	$-	$-	$-	$-	$-	$36,000
	2014	$144,000	$-	$-	$-	$-	$-	$-	$144,000
	2013	$144,000	$-	$-	$-	$-	$-	$-	$144,000

*	Victor Keen was appointed CEO November 1, 2013 and waived any compensation for 2013.

**	Mark Willner was the Company’s Chief Executive Officer from March 19, 2012 to November 1, 2013. See the “Employment Agreement” section for a discussion of Mr. Willner’s compensation arrangement.

***	On January 28, 2013, the Company decided not to renew its agreement with Christopher T. Dunstan pursuant to which Mr. Dunstan served as the Company’s Interim Chief Financial Officer.

****	Ronald Robinson was appointed CFO of the Company effective January 28, 2013.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth with respect to grants of options to purchase our common stock to the executive officers as of December 31, 2015:

Name	Number of Securities Underlying Unexercised Options # Exercisable	Number of Securities Underlying Unexercised Options # Un-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options #	Option Exercise Price $	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested #	Market Value of Shares or Units of Stock That have not vested $	Equity Incentive Plan Awards: Number of Unearned Shares Units or Other Rights That Have Not Vested #	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares Units or Other Rights That have not Vested $
Victor Keen, CEO	11,078,538	-		$0.01 to 0.234	2018-2022	-	-	-	-
Mark Willner, former CEO	228,572	-	-	$0.35	2017	-	-	-	-

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment Agreements

We have not entered into employment agreements with any of our executive officers.

Director Compensation

Our directors currently do not receive monetary compensation for their service on the Board of Directors. Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board.

Except as below, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

.	Any of our directors or officers;
.	Any person proposed as a nominee for election as a director;
.	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
.	Any member of the immediate family of any of the foregoing persons.

3DIcon has engaged the law firm of Newton, O'Connor, Turner & Ketchum as its outside corporate counsel from 2005 through 2008 and certain legal services subsequent to 2008. John O'Connor, a director of 3DIcon, is the Chairman of Newton, O'Connor, Turner & Ketchum.

Subsequent to December 31, 2015, the Company issued an aggregate of 1,589,010 shares of the Company’s Series B Convertible Preferred in connection with Securities Purchase Agreements (the “Securities Purchase Agreements”) dated December 11, 2015. Pursuant the Securities Purchase Agreements, the Company had agreed to issue, and on March 23, 2016 issued, to certain officers, directors, consultants and service providers (collectively, “Recipients”) and the Recipients had agreed to accept, and on March 23, 2016 received, shares of Series B Preferred in consideration for the satisfaction, in lieu of cash payment, of an aggregate of $1,105,402.72 owed by the Company to the Recipients. Series B Preferred may be converted in whole or in part, from time to time, into One Thousand Nine Hundred Fourteen (1,914) shares of Common Stock. Among the Recipients were (i) Victor F. Keen, the Company’s Chief Executive Officer, who received 1,193,582 shares of Series B Preferred in satisfaction of $685,354.62 owed to him under certain notes, in connection with certain advances he provided to the Company and for services he provided to the Company; (ii) Ronald W. Robinson, the Company’s Chief Financial Officer, who received 85,771 shares of Series B Preferred in satisfaction of $90,291.25 owed to him for services he provided to the Company; (iii) Martin Keating, a Director of the Company, who received 19,266 shares of Series B Preferred in satisfaction of $20,280.82 owed to him under certain notes and for services he provided to the Company; and (iv) Newton, O'Connor, Turner & Ketchum, PC, a law firm of which John O’Connor, a Director of the Company, is a partner, that received 50,149 shares of Series B Preferred in satisfaction of $52,791.49 owed to it for services provided to the Company.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov .

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized

3DICON CORPORATION

Dated: July 21, 2016	By Order of the Board of Directors

	By:	/s/ Victor F. Keen
Victor F. Keen Chief Executive Officer